Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Max Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Registration Fee
Common Stock	TBD Market	(1)	$0.01	$10,000,000.00	$1,102.00	(2)

Note 1:  Includes $10,000,000 worth of shares purchase commitment pursuant to the securities Purchase Agreement(s) (“PA”) dated September 19, 2022 by and between Party and the Company, it being attached hereto as Exhibit 1.1.

Note 2:  Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

Note 3:  The difference in registration fees stated in the recently filed S-3 on 9/27/2022 and the S-1 filed on October 31, 2022 represents the change in registration fee rate that was put into effect October 1, 2022.